EXHIBIT 21.1:

SUBSIDIARIES OF OIL-DRI

Subsidiary	State or Country of Organization
Blue Mountain Production Company	Mississippi
Oil-Dri Canada ULC	Canada
Mounds Management, Inc.	Delaware
Mounds Production Company, LLC	Illinois
ODC Acquisition Corp.	Illinois
Oil-Dri Corporation of Georgia	Georgia
Oil-Dri Corporation of Nevada	Nevada
Oil-Dri Production Company	Mississippi
Oil-Dri SARL	Switzerland
Oil-Dri (U.K.) Limited	United Kingdom
Taft Production Company	Delaware